Note 1. Nature of Operations

Broadhaven Securities, LLC (the "Company") is a Delaware limited liability company which organized on April 4, 2011 and was approved to begin operations as a broker-dealer in November 2011. The Company provides financial advisory services to corporate customers in the financial services and technology sectors related to mergers and acquisitions and private placements. The Company is a broker-dealer registered under the Securities Exchange Act of 1934 and is regulated by Financial Industry Regulatory Authority ("FINRA"). The Company provides financial advisory services to corporate customers primarily in the United States of America.

Note 2. Summary of Significant Accounting Policies

Financial statement presentation –

The Company is a wholly-owned subsidiary of Broadhaven Capital Partners, LLC ("BCP"). The financial statements presented are solely those of the Company.

Use of Estimates –

The process of preparing financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Revenue Recognition –

Securities transactions and fees are recorded on the trade date as transactions occur. Investment banking revenue includes fees earned from providing merger and acquisition and other advisory services to clients. Revenue is recognized when earned, which generally occurs as services are performed or upon consummation of a transaction.

Cash and Cash Equivalents –

The Company considers all unrestricted demand deposits, money market accounts and highly liquid debt instruments with a maturity of less than 90 days to be cash and cash equivalents. Cash equivalents consist of checking and savings account.

Receivables and Credit Policies –

Accounts receivable, which represent unsecured customer obligations due under normal trade terms generally requiring payment within 30 days from the invoice date, are stated at the amount billed to the customer. Interest is not charged for receivables unpaid after the expiration of normal terms. Customer account balances with invoices over 90 days old are considered to be delinquent. Payments of accounts receivable are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices.

The carrying amount of accounts receivable is reduced by a valuation allowance that reflects management's best estimate of the amount that will not be collected. Management individually reviews all accounts receivable balances that exceed 90 days from invoice date and, based on an assessment of the customer's current creditworthiness, estimates the portion, if any, of the balance that will not be collected. Additionally, the creditworthiness of the Company's other customers is considered to estimate a general allowance, if any, covering the remaining accounts receivable. No allowance for doubtful accounts was deemed necessary at December 31, 2016.

Note 2. Summary of Significant Accounting Policies (Continued)

Deferred Revenue –

The Company receives deposits from its customers when it enters into certain agreements related to merger and acquisition services. Those deposits are recognized as revenue over the period in which the deal is expected to close, generally six months.

Investments –

On December 31, 2014 the Company invested $5,000 in the Class A Units of Hollis Park Partners, LP, an entity formed for the purpose of serving as the investment manager of Hollis Park Opportunities Fund, LP. Simultaneously, the Company invested $5,000 in the Class A Units of Hollis Park Partners GP, LLC, an entity formed for the purpose of serving as the general partner of Hollis Park Opportunities Fund, LP. On December 12, 2016 this investment was sold to another party for proceeds of $10,000.

Compensated balances –

Employees of the Company are entitled to paid vacations depending on job classification, length of service, and other factors.

Vacations are taken in the year earned. The Company does not allow employees to carryover unused vacation time to the next year. Therefore, the Company has not accrued any liability for compensated absences.

Commissions –

Commissions are recorded upon investment banking revenue recognition.

Foreign currency transactions –

The Company may enter into agreements with clients to provide merger and acquisition and other advisory services and accept payment in the form of foreign currency. As a result, the Company is exposed to foreign exchange risk (see note 6).

Income taxes –

The Company is not subject to U.S. Federal or Illinois income taxes as it is a single member LLC which is disregarded for income tax purposes, and accordingly any income or loss is reported directly by the member in its income tax returns.

The Company recognizes and measures its unrecognized tax benefits as well as its unrecorded liability, if any, in accordance with FASB ASC 740, *Income Taxes*. Under that guidance, the Company assesses the likelihood, based on technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits as well as unrecorded tax liability is adjusted when new information is available or when an event occurs that requires a change.

The Company does not file separate U.S. Federal or Illinois income tax returns. As a wholly-owned subsidiary, the Company files a consolidated return with its parent BCP. There were no unrecognized tax positions as of December 31, 2016. The Company is subject to income tax examination for years 2014, 2015 and 2016. If applicable, the Company would recognize penalties and interest related to uncertain tax positions in income tax expense.

Note 3. Fair Value Measurements

Accounting Standards Codification (ASC) 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e. an exit price). The accounting guidance includes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The three levels of the fair value hierarchy are as follows:

- Level 1 – Valuations based on quoted prices in active markets for identical assets or liabilities that the entity has the ability to access.
- Level 2 – Valuations based on quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable data for substantially the full term of the assets or liabilities.
- Level 3 – Valuations based on inputs that are supported by little or no market activity that are significant to the fair value of the assets or liabilities.

Financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The assessment of the significance of a particular input to the fair value measurement requires judgment, and may affect the valuation of assets and liabilities and their placement within the fair value hierarchy levels.

The Company measures certain financial instruments at fair value on a recurring basis. During the year ended December 31, 2016, the Company liquidated its investments in private equity and foreign currencies. There are no financials assets measured on a recurring basis at December 31, 2016.

It is the Company's policy to recognize transfers between fair value levels at the end of the period. There were no transfers between Level 1, 2, or 3 during the year.

The Company's short term financial instruments consist of cash, receivables, and current liabilities. The carrying value of these short term instruments approximates their estimated fair values based on the instruments' short term nature.

Investment fair value calculations are performed by the Members and reviewed on an annual basis. In the absence of observable market prices, the Company values its investments using valuation methodologies applied on a consistent basis. For some investments little market activity may exist; the Company's determination of fair value is then based on the best information available in the circumstances, and may incorporate the Company's own assumptions and this involves a significant degree of judgment, taking into consideration a combination of internal and external factors, including the appropriate risk adjustments for non-performance and liquidity risks. Investments for which market prices are not observable include private investments in the equity of operating companies. The fair values of private equity investments are determined by reference to projected revenues, earnings before interest, taxes, depreciation and amortization ("EBITDA"), the discounted cash flow method, public market or private transactions, valuations for comparable companies and other measures which, in many cases, are unaudited at the time received. Valuations may be derived by reference to observable valuation measures for comparable companies or transactions (e.g., multiplying a key performance metric of the investee company such as EBITDA by a relevant valuation multiple observed in the range of comparable companies or transactions), adjusted by management for differences between the investment and the referenced comparables, and in some instances by reference to option pricing models or other similar methods. Private equity investments may also be valued at cost for a period of time after an acquisition as the best indicator of fair value.

Following is a reconciliation of the change in the investments valued using level 3 inputs during the period ended December 31, 2016:

Note 3. Fair Value Measurements (Continued)

	Investment in Private Equity
Fair value, December 31, 2015	$ 10,000
Unrealized gain (loss) on investment	-
Sale of investment	(10,000)
Fair value, December 31, 2016	$ -

Note 4. Related Parties

The Company is a wholly-owned subsidiary of Broadhaven Capital Partners, LLC ("BCP"). During the year ended December 31, 2016, the Company shared certain operating and overhead costs such as payroll, insurance, rent, utilities, and telephone with BCP under an expense sharing agreement. The Company has a balance due to parent in the amount of $1,692,648 related to the shared expenses which is reflected on the accompanying statement of financial condition.

Note 5. Concentration of Credit Risk

The Company maintains its cash in various deposit accounts in a bank that is a high credit quality financial institution. The balances at times may exceed statutory insured limits. The Company has never experienced any losses as a result of credit risk in such accounts and, based on the size and reputation of the depository institution, believes it is not exposed to any significant credit risk on such credit cash balances.

Note 6. Foreign Exchange Risk

Foreign exchange risk represents exposure to changes in the values of current holdings and future cash flows denominated in currencies other than the U.S. dollar. Foreign currency denominated cash account values fluctuate with changes in the level of volatility of currency exchange rates. During the year ended December 31, 2016, the Company liquidated its foreign currency holdings.

Note 7. Major Customers

Revenues for the Company from three customers totaled approximately 94% of the Company's total revenues for the year ended December 31, 2016.

Note 8. Net Capital Requirements

The Company is a registered broker-dealer subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the Company to maintain "net capital" of 6-2/3 percent of "aggregate indebtedness" or $5,000, whichever is greater, as these terms are defined. In addition, the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. Net capital and aggregate indebtedness change daily. As of December 31, 2016, the Company had net capital and net capital requirements of $2,346,046 and $120,423, respectively. The net capital rule may effectively restrict the withdrawal of member's equity.